UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: James Rivas Check Point Software Technologies +1.650.628.2215 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2014 FIRST QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – April 29, 2014 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the first quarter ending March 31, 2014.

•	Total Revenue: $342 million, representing a 6 percent increase year over year
•	Non-GAAP Operating Income: $198 million, representing 58 percent of revenues
•	Non-GAAP EPS: $0.84, representing a 6 percent increase year over year

 “We are pleased with the results of the first quarter.  Combined product and software blade subscription revenue grew by 10 percent, driven by data center appliances and strong software blades sales.  Our small appliances delivered another quarter of strong performance as customers continue to embrace these best-of-breed products.  In addition, we launched the security architecture for the future – Software-Defined Protection (SDP) delivering security today to address future threats,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies.

Financial Highlights for the First Quarter of 2014:

•	Total Revenue: $342 million compared to $323 million in the first quarter of 2013.
•	GAAP Operating Income: $184 million compared to $177 million in the first quarter of 2013.
•	Non-GAAP Operating Income: $198 million compared to $189 million in the first quarter of 2013. Non-GAAP operating margin was 58 percent, compared to 59 percent in the first quarter of 2013.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $153 million compared to $148 million in the first quarter of 2013. GAAP earnings per diluted share were $0.78 compared to $0.73 in the first quarter of 2013.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $164 million compared to $159 million in the first quarter of 2013. Non-GAAP earnings per diluted share were $0.84 compared to $0.79 in the first quarter of 2013.

•	Deferred Revenues: As of March 31, 2014, deferred revenues were $660 million compared to $586 million as of March 31, 2013.
•
Cash Flow: Cash flow from operations was $172 million compared to $331 million in the first quarter of 2013. Net of the tax transactions related to previous years, our cash flow from operations increased by 13% from $252 in Q1 2013 to $284 in Q1 2014.

•	Share Repurchase Program: During the first quarter of 2014, the company repurchased 2.8 million shares at a total cost of $183 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,662 million as of March 31, 2014, an increase of $139 million, compared to $3,523 million as of March 31, 2013.

For information regarding the Non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

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Business Highlights

During the first quarter Check Point launched new products and initiatives, and demonstrated new security achievements.  These include:

Software-Defined Protection (SDP) – Designed to address today’s ever-changing threat landscape, Check Point has introduced a modular and dynamic security architecture that provides a three-layer infrastructure allowing for operational resilience and real-time, proactive protection.

Doubling the Performance of the 61000 System – The 61000 provides multi-blade hardware architecture with scalable performance and up to 12 modular security gateway modules (SGM).  During the quarter we delivered a new security gateway module that doubles the system performance.  The new SGM260 module doubles the firewall and IPS aggregated throughput delivering up to 400 Gbps and 130 Gbps respectively. The SGM260 blade also doubles the 61000’s security power up to 33,000 SecurityPower™ Units (SPU) and continues to be the industry’s fastest security system.

Check Point Threat Emulation Tops Zero-day Malware Block Rates – The Threat Emulation Service, which protects organizations against new, unknown and targeted attacks before they infect a network, has the highest catch rate of malicious files. In our recent benchmark testing, 600 malicious files were scanned through Check Point Threat Emulation and other competitive products. The results found that Check Point outperformed all of the others in this test, with a malicious file catch rate of 99.83%.

During April, the following product announcements were made:

41000 Security System – New datacenter and telco grade high performance system based on the multi-blade hardware architecture of the 61000.  The 41000 has a smaller footprint than the 61000 and enables more customers to deploy high performance scalable security.  The 41000 delivers performance of up to 11,000 SecurityPower™ units (SPU), 40 Gbps of real-life firewall throughput, and 25 Gbps of real-life IPS throughput.

Smart-1 Appliance Family – Upgraded the entire line of the Smart-1 security management appliance family with five new appliances that deliver cyber security management for the era of big data. Smart-1 appliances enable organizations to consolidate security policy, log, and event management. The new Smart-1 Appliances allow for three times more effective storage capacity and report generation is greatly accelerated.

Next-Generation SmartEvent – Announced the availability of Next-Generation SmartEvent, a new and powerful event monitoring solution for real-time processing and storing of threat detection data. Next-Generation SmartEvent offers one single view for all security threats and network components, to more easily manage and analyze big data security, and to make faster and more informed security decisions.

Industry Accolades:

Top Position in Worldwide Combined Firewall and UTM Appliance Market – Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for 2013, according to the IDC Worldwide Quarterly Security Appliance Tracker.

CRN Channel Chief Award – Check Point President, Amnon Bar-Lev, has been named one of CRN’s 2014 Channel Chiefs. This is the seventh year that Mr. Bar-Lev has appeared on CRN’s prestigious list of the most powerful leaders in the IT channel. The CRN Channel Chief Award recognizes those executives directly responsible for driving channel sales and growth within their organization, while evangelizing the importance of the channel throughout the entire IT Industry.

Common Criteria Certifications – Check Point achieved the distinction of Common Criteria (CC) certification for Check Point R77 and Check Point Endpoint Security.

“Organizations today are faced with an ever-changing threat environment. The challenge is to build a security infrastructure that will withstand today and tomorrow’s threats. Check Point’s Software-Defined Protection (SDP) is a pragmatic new security approach that addresses these security challenges.  SDP, with its three-layer architecture and real-time security intelligence, is designed to be the security architecture of tomorrow,” Shwed concluded.

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Second Quarter 2014 Investor Conference Participation Schedule:

•	Jeffries 2014 Global Technology, Media and Telecom Conference

May 7, 2014 – Miami, FL

•	J.P. Morgan 42nd Annual Technology, Media and Telecom Conference

May 20, 2014 – Boston, MA

•	Cowen & Company 42nd Annual Technology Media & Telecom Conference

May 28, 2014 – New York, NY

•	Raymond James Internet / Software Crossover Conference

May 29, 2014 – San Francisco, CA

•	Stephens Spring Investment Conference 2014

June 3, 2014 – New York, NY

•	Bank of America Merrill Lynch 2014 Global Technology Conference

June 4, 2014 – San Francisco, CA

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 29, 2014 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through May 6, 2014 on the company's website or by telephone at +1.201.612.7415, replay ID number 13579956.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade Architecture™. The dynamic Software Blade Architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2014 Check Point Software Technologies Ltd. All rights reserved

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Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations for software-defined protection, Next-Generation SmartEvent and our other new solutions, and our expectations regarding our collaboration with VMware to automate and simplify the provisioning and deployment of network security in private clouds. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation charges, amortization of intangible assets and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2014	2013
	(unaudited)	(unaudited)
Revenues:
Products and licenses	$109,490	$106,530
Software Blades subscriptions	60,206	47,817
Total revenues from products and software blades	169,696	154,347
Software updates and maintenance	172,510	168,383
Total revenues	342,206	322,730

Operating expenses:
Cost of products and licenses	20,060	18,849
Cost of software blades subscriptions	1,510	1,606
Total cost of products and software blades	21,570	20,455
Cost of software updates and maintenance	17,248	16,248
Amortization of technology	60	294
Total cost of revenues	38,878	36,997

Research and development	32,966	29,314
Selling and marketing	68,614	61,829
General and administrative	17,250	17,586
Total operating expenses	157,708	145,726

Operating income	184,498	177,004
Financial income, net	7,149	8,842
Income before taxes on income	191,647	185,846
Taxes on income	38,562	37,886
Net income	$153,085	$147,960
Earnings per share (basic)	$0.80	$0.75
Number of shares used in computing earnings per share (basic)	192,019	198,459
Earnings per share (diluted)	$0.78	$0.73
Number of shares used in computing earnings per share (diluted)	195,760	202,594

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2014	2013
	(unaudited)	(unaudited)

GAAP operating income	$184,498	$177,004
Stock-based compensation (1)	12,471	11,170
Amortization of intangible assets (2)	535	922
Non-GAAP operating income	$197,504	$189,096

GAAP net income	$153,085	$147,960
Stock-based compensation (1)	12,471	11,170
Amortization of intangible assets (2)	535	922
Taxes on the above items (3)	(2,189)	(760)
Non-GAAP net income	$163,902	$159,292

GAAP Earnings per share (diluted)	$0.78	$0.73
Stock-based compensation (1)	0.06	0.06
Amortization of intangible assets (2)	-	-
Taxes on the above items (3)	-	-

Non-GAAP Earnings per share (diluted)	$0.84	$0.79

Number of shares used in computing Non-GAAP earnings per share (diluted)	195,760	202,594
(1) Stock-based compensation:
Cost of products and licenses	$16	$18
Cost of software updates and maintenance	185	199
Research and development	2,093	1,987
Selling and marketing	2,328	2,260
General and administrative	7,849	6,706
	$12,471	$11,170

(2) Amortization of intangible assets:
Amortization of technology- Cost of revenues	$60	$294
Selling and marketing	475	628
	$535	$922

(3) Taxes on the above items	$(2,189)	$(760)

Total, net	$10,817	$11,332

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	March 31,	December 31,
	2014	2013
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$401,534	$408,432
Marketable securities and short-term deposits	805,684	758,382
Trade receivables, net	229,863	379,648
Prepaid expenses and other current assets	57,552	53,856
Total current assets	1,494,633	1,600,318

Long-term assets:
Marketable securities	2,454,976	2,463,110
Property and equipment, net	38,003	37,991
Severance pay fund	6,388	6,488
Deferred tax asset, net	15,382	13,557
Other intangible assets, net	15,656	16,191
Goodwill	727,875	727,875
Other assets	20,376	20,907
Total long-term assets	3,278,656	3,286,119

Total assets	4,773,289	$4,886,437

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$573,190	$586,696
Trade payables and other accrued liabilities	253,457	396,102
Total current liabilities	826,647	982,798

Long-term liabilities:
Long-term deferred revenues	86,653	84,927
Income tax accrual	215,544	205,420
Deferred tax liability, net	258	308
Accrued severance pay	11,083	10,887
	313,538	301,542

Total liabilities	1,140,185	1,284,340

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	798,810	774,917
Treasury shares at cost	(2,569,240)	(2,421,278)
Accumulated other comprehensive income	3,830	1,839
Retained earnings	5,398,930	5,245,845
Total shareholders’ equity	3,633,104	3,602,097
Total liabilities and shareholders’ equity	$4,773,289	$4,886,437
Total cash and cash equivalents, marketable securities and short-term deposits	$3,662,194	$3,629,924

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended
	March 31,
	2014	2013
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$153,085	$147,960
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,191	2,016
Amortization of intangible assets	535	922
Stock-based compensation	12,471	11,170
Realized gain on marketable securities	(11)	(1,114)
Decrease in trade and other receivables, net	145,143	94,376
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	(141,094)	83,496
Excess tax benefit from stock-based compensation	722	(4,171)
Deferred income taxes, net	(984)	(3,213)
Net cash provided by operating activities	172,058	331,442

Cash flow from investing activities:
Investment in property and equipment	(2,203)	(2,582)
Net cash used in investing activities	(2,203)	(2,582)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	47,418	26,645
Purchase of treasury shares	(186,869)	(131,637)
Excess tax benefit from stock-based compensation	(722)	4,171
Net cash used in financing activities	(140,173)	(100,821)

Unrealized gain (loss) on marketable securities, net	2,588	(12)

Increase in cash and cash equivalents and marketable securities	32,270	228,027

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,629,924	3,295,364
Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,662,194	$3,523,391

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

April 29, 2014

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